[GRAPHIC] ICICI Bank



          Performance Review:
          Q1:FY2003



          July 31, 2002

Highlights

ICICI Bank


o Profit after tax Rs. 2.53 billion despite full impact of merger transition costs and increase in general provision against standard assets


o    Return on assets at 1% and return on networth at 15.9%


o    Diversifying asset mix with increasing proportion of retail assets

     o    Retail assets constitute 10% of total assets


o    Shift towards low-cost liability profile

     o    Deposits constitute 36% of liabilities


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


Agenda


Financial Performance


Operational Focus


Capital & Shareholding


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


Profit & loss statement


ICICI Bank

                                                         (Rs. in billion)
-------------------------------------------------------------------------
                                      Q1-            Q1-
                                     FY02           FY03          FY02(1)
-------------------------------------------------------------------------
Interest income                      4.68          23.96           21.52
-------------------------------------------------------------------------
Interest expense                     3.18          20.60           15.59
-------------------------------------------------------------------------
Net interest income                  1.50           3.36            5.93
-------------------------------------------------------------------------
Non-interest income                  1.27           4.38            5.75
-------------------------------------------------------------------------
- Fee income                         0.61           1.95            2.83
-------------------------------------------------------------------------
- Treasury income                    0.66           0.75            2.92
-------------------------------------------------------------------------
- Lease income                          -           1.38               -
-------------------------------------------------------------------------
- Others                                -           0.30               -
-------------------------------------------------------------------------
Total income                         2.77           7.74           11.68
-------------------------------------------------------------------------

1. Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

2. Results for Q1-FY03 are not comparable to results of standalone ICICI Bank for Q1-FY02.


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


Profit & loss statement


ICICI Bank

                                                         (Rs. in billion)
-------------------------------------------------------------------------
                                      Q1-            Q1-
                                     FY02           FY03          FY02(1)
-------------------------------------------------------------------------
Total income                         2.77           7.74           11.68
-------------------------------------------------------------------------
Operating expenses                   1.38           3.64            6.23
-------------------------------------------------------------------------
Lease depreciation                      -           0.79               -
-------------------------------------------------------------------------
Operating profit                     1.39           3.31            5.45
-------------------------------------------------------------------------
Provisions                           0.46           0.49            2.55
-------------------------------------------------------------------------
Profit before tax                    0.93           2.82            2.90
-------------------------------------------------------------------------
Tax                                  0.28           0.29            0.32
-------------------------------------------------------------------------
Profit after tax                     0.65           2.53            2.58
-------------------------------------------------------------------------

1. Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

2. Results for Q1-FY03 are not comparable to results of standalone ICICI Bank for Q1-FY02.


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


Conservative general provisioning policy


ICICI Bank


o    Higher general provisions against standard assets


o    2.0% on dealer funding, credit cards, personal loans & consumer durables


o    0.5% on home loans


o    1.0% on all other wholesale and retail assets

     o Excluding ICICI's corporate and project assets fair valued for the merger


o Total general provision against standard assets of Rs. 0.84 billion for the quarter


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


Balance sheet: Assets


ICICI Bank

                                                            (Rs. in billion)
----------------------------------------------------------------------------
                                                    March 31,       June 30,
                                                       2002           2002
----------------------------------------------------------------------------
Cash, balances with banks & SLR                       355.78         323.92
----------------------------------------------------------------------------
- Cash & balances                                     127.86          78.88
  with RBI & banks
----------------------------------------------------------------------------
- SLR investments                                     227.92         245.04
----------------------------------------------------------------------------
Advances                                              470.35         469.87
----------------------------------------------------------------------------
Debentures & bonds                                     64.36          59.69
----------------------------------------------------------------------------
Other investments                                      66.63          50.74
----------------------------------------------------------------------------
Fixed assets                                           42.39          41.92
----------------------------------------------------------------------------
Other assets                                           41.55          50.56
----------------------------------------------------------------------------
Total assets                                        1,041.06         996.70
----------------------------------------------------------------------------


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


Balance sheet: Liabilities


ICICI Bank

                                                            (Rs. in billion)
----------------------------------------------------------------------------
                                                    March 31,       June 30,
                                                       2002           2002
----------------------------------------------------------------------------
Net worth                                              62.45         64.98
----------------------------------------------------------------------------
- Equity capital                                        6.13          6.13
----------------------------------------------------------------------------
- Reserves                                             56.32         58.85
----------------------------------------------------------------------------
Preference capital                                      3.50          3.50
----------------------------------------------------------------------------
Deposits                                              320.85        333.49
----------------------------------------------------------------------------
Borrowings                                            589.70        533.92
----------------------------------------------------------------------------
Of which: Subordinated debt                            97.51         97.70
----------------------------------------------------------------------------
Other liabilities                                      64.56         60.81
----------------------------------------------------------------------------
Total liabilities                                   1,041.06        996.70
----------------------------------------------------------------------------


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


Spreads


ICICI Bank

                                                                  (Per cent)
----------------------------------------------------------------------------
                                           Q1-           Q1-           FY02
                                          FY02          FY03
----------------------------------------------------------------------------
Yield on interest-earning assets (1)      10.4          10.4           9.7
----------------------------------------------------------------------------
Cost of funds (2)                          7.6           9.2           7.5
----------------------------------------------------------------------------
 - Cost of deposits                        7.5           7.4           7.3
----------------------------------------------------------------------------
Spread (1) - (2)                           2.8           1.2           2.2
----------------------------------------------------------------------------
Net interest margin                        3.3           1.4           2.7
----------------------------------------------------------------------------


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


Key ratios


ICICI Bank

                                                                  (Per cent)
----------------------------------------------------------------------------
                                           Q1-           Q1-           FY02
                                          FY02          FY03
----------------------------------------------------------------------------
Return on assets                           1.4           1.0            1.1
----------------------------------------------------------------------------
Return on net worth                       19.4          15.9           17.6
----------------------------------------------------------------------------
EPS (Rs.)                                 11.8          16.5           11.6
----------------------------------------------------------------------------
Cost to income                            49.9          47.0           53.3
----------------------------------------------------------------------------
Cost to average assets                     2.9           1.4            2.7
----------------------------------------------------------------------------


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


Consolidated profits


ICICI Bank

                                                           (Rs. in billion)
---------------------------------------------------------------------------
                                                   Q1-FY02          Q1-FY03
---------------------------------------------------------------------------
ICICI Bank standalone profit                         0.65             2.53
---------------------------------------------------------------------------
Add:
---------------------------------------------------------------------------
 - ICICI Securities                                     -             0.18
---------------------------------------------------------------------------
 - ICICI Prudential Life                                -           (0.25)
---------------------------------------------------------------------------
 - Others                                               -             0.04
---------------------------------------------------------------------------
Less:
---------------------------------------------------------------------------
 - Dividend received from                               -             0.17
   subsidiaries and affiliates
---------------------------------------------------------------------------
ICICI Bank consolidated profit                       0.65             2.33
---------------------------------------------------------------------------

Indian GAAP
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


Segment-wise results


ICICI Bank

                                                                (Rs. in billion)
--------------------------------------------------------------------------------
                                           Revenue         P B T          Net
                                                                       assets(1)
--------------------------------------------------------------------------------
Commercial banking                          22.87           1.97       (142.85)
--------------------------------------------------------------------------------
Investment banking                           8.54           1.04         101.89
--------------------------------------------------------------------------------
Others                                       1.46         (0.25)          32.54
--------------------------------------------------------------------------------
Inter-segment adj./ unallocated            (2.94)              -           8.43
--------------------------------------------------------------------------------
Total                                       29.93           2.76              -
--------------------------------------------------------------------------------

1. Segment assets less segment liabilities.


Indian GAAP
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


Performance of subsidiaries


Key subsidiaries

                                                            (Rs. in million)
----------------------------------------------------------------------------
                                                              PAT
----------------------------------------------------------------------------
                                                 Q1-FY02             Q1-FY03
----------------------------------------------------------------------------
ICICI Securities(1)                                 411                 177
----------------------------------------------------------------------------
ICICI Venture                                        10                  32
----------------------------------------------------------------------------
ICICI Prudential                                   (33)               (335)
----------------------------------------------------------------------------
ICICI Lombard                                    (18.6)               (9.5)
----------------------------------------------------------------------------
ICICI Home                                            6                  14
----------------------------------------------------------------------------

(1) Consolidated


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


Classification of loan assets


ICICI Bank

                                                                (Rs. in billion)
--------------------------------------------------------------------------------
                                           March 31,                 June 30,
                                             2002                      2002
--------------------------------------------------------------------------------
                                        Amt.        %            Amt.        %
--------------------------------------------------------------------------------
Loss                                       -                        -
--------------------------------------------------------------------------------
Doubtful                               21.80                    22.00
--------------------------------------------------------------------------------
Sub-standard                           12.57                    12.91
--------------------------------------------------------------------------------
Less: additional                        7.16                     6.25
provision against non-
performing loans
--------------------------------------------------------------------------------
Net non-performing loans               27.21       4.7          28.66       4.9
--------------------------------------------------------------------------------
Standard                              548.05      95.3         551.03      95.1
--------------------------------------------------------------------------------
- incl. restructured                   46.98       8.2          50.36       8.7
--------------------------------------------------------------------------------
Total                                 575.26     100.0         579.69     100.0
--------------------------------------------------------------------------------

Standard assets have not been adjusted for general provisions.


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


Agenda


Financial Performance


Operational Focus


Capital & Shareholding



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


Diversification of asset mix...


                                  March 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                    Project finance                  23
                    Corporate finance                24
                    Retail finance                    7
                    Reserves & cash                  34
                    Investments                       6
                    Other assets                      6

                            Rs. 1,056.88 billion(1)



                                   June 2002

[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                    Project finance                  23
                    Corporate finance                23
                    Retail finance                   10
                    Reserves & cash                  32
                    Investments                       5
                    Other assets                      7

                            Rs. 1,012.21 billion(1)


....in line with strategy of increasing proportion of retail assets and reducing proportion of historical project finance assets


(1) Including assets of ICICI Home Finance Company Limited


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


Strong growth in retail assets...


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                               (Rs. in billion)

                          March 2001          36.32

                          March 2002          77.35

                          June 2002           99.43


Including assets of ICICI Home Finance Company Limited


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


Shift towards lower cost liability profile...


ICICI Bank


o About Rs. 70.00 billion of erstwhile ICICI's high cost borrowings repaid during the quarter

     o    Including exercise of all available prepayment options


o    Deposits now constitute 36% of total liabilities


o    Strengthening distribution network

     o    ATM network expanded to 1,066 ATMs


o Distribution capability being leveraged for third part distribution as well

     o Total third party distribution of about Rs. 37.00 billion for the quarter


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


Top 10 industry-wise exposure


ICICI Bank

                                                                    (% to total)
--------------------------------------------------------------------------------
Industry                                              March 31,         June 30,
                                                        2002              2002
--------------------------------------------------------------------------------
Retail finance(1)                                        9.7              12.0
--------------------------------------------------------------------------------
Services                                                 9.1              10.8
--------------------------------------------------------------------------------
Iron & steel                                            10.9              10.4
--------------------------------------------------------------------------------
Power                                                   10.7              10.0
--------------------------------------------------------------------------------
Textiles                                                 6.2               6.3
--------------------------------------------------------------------------------
Crude petroleum & refining                               5.1               5.5
--------------------------------------------------------------------------------
Telecom                                                  5.0               5.1
--------------------------------------------------------------------------------
Engineering                                              3.5               4.5
--------------------------------------------------------------------------------
Electronics                                              3.0               3.5
--------------------------------------------------------------------------------
Metal & metal products                                   2.6               2.7
--------------------------------------------------------------------------------
Total exposure (Rs. bn)                               819.90            829.54
--------------------------------------------------------------------------------

(1) Includes ICICI Home Finance portfolio


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


Agenda


Financial Performance


Operational Focus


Capital & Shareholding



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


Capital adequacy


ICICI Bank


-------------------------------------------------------------------------------
                                         FY02                     Q1-FY03
-------------------------------------------------------------------------------
                                  Rs. bn        %           Rs. bn         %
-------------------------------------------------------------------------------
Total capital                      90.12      11.44          94.08       12.36
-------------------------------------------------------------------------------
 - Tier I                          58.88       7.47          60.94        8.01
-------------------------------------------------------------------------------
 - Tier II                         31.24       3.97          33.14(1)     4.35
-------------------------------------------------------------------------------
Total risk weighted assets        787.90       -            761.13        -
-------------------------------------------------------------------------------

(1) Includes general provisions of Rs. 2.38 billion.


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


Shareholding pattern


[THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

                    ADR                                  25.71
                    FIIs & NRIs                          20.14
                    ICICI Bank Shares Trust              16.54
                    Insurance companies                  15.94
                    Individuals                           9.91
                    Bodies corporate                      5.20
                    UTI                                   3.61
                    Banks, FIs & MFs                      2.95

                       Paid-up capital Rs. 6.13 billion


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


Thank You



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


Interest income


ICICI Bank

                                                             (Rs. in billion)
-----------------------------------------------------------------------------
                                               Q1-          Q1-         FY02
                                              FY02         FY03
-----------------------------------------------------------------------------
Interest/discount on advances/bills           1.90        14.68         7.72
-----------------------------------------------------------------------------
Income on investments                         2.39         8.05        12.34
-----------------------------------------------------------------------------
Interest on balances with RBI & banks         0.33         1.14         1.22
-----------------------------------------------------------------------------
Others                                        0.06         0.09         0.24
-----------------------------------------------------------------------------
Total interest income                         4.68        23.96        21.52
-----------------------------------------------------------------------------



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


Interest expense


ICICI Bank

                                                             (Rs. in billion)
-----------------------------------------------------------------------------
                                               Q1-          Q1-         FY02
                                              FY02         FY03
-----------------------------------------------------------------------------
Interest on deposits                          2.91         5.97        13.89
-----------------------------------------------------------------------------
Interest on RBI / inter-bank borrowings       0.08         0.47         0.48
-----------------------------------------------------------------------------
Others (incl. erstwhile ICICI's borrowings)   0.19        14.16         1.22
-----------------------------------------------------------------------------
Total interest expense                        3.18        20.60        15.59
-----------------------------------------------------------------------------


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


Operating expenses


ICICI Bank

                                                             (Rs. in billion)
-----------------------------------------------------------------------------
                                               Q1-          Q1-         FY02
                                              FY02         FY03
-----------------------------------------------------------------------------
Salary                                        0.33         0.89         1.47
-----------------------------------------------------------------------------
Rents, taxes & lighting                       0.15         0.28         0.66
-----------------------------------------------------------------------------
Printing & stationery                         0.08         0.13         0.35
-----------------------------------------------------------------------------
Postage & courier                             0.08         0.23         0.38
-----------------------------------------------------------------------------
Repairs & maintenance                         0.15         0.40         0.78
-----------------------------------------------------------------------------
Depreciation                                  0.14         1.21         0.64
-----------------------------------------------------------------------------
Advertising & publicity                       0.02         0.03         0.08
-----------------------------------------------------------------------------
Others                                        0.43         0.47         1.87
-----------------------------------------------------------------------------
Total operating expense                       1.38         3.64         6.23
-----------------------------------------------------------------------------


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